# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oculis Holding AG, CIK 0001953530
CUSIP: H5870P102
Title of class of securities: Ordinary Shares, CHF 0.01 par value per share
Address of issuer's principal executive offices: Bahnhofstrasse 7, Zug, Switzerland (V8), CH-6300
Date of event which requires filing of this statement: 11/27/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-23-131200
Filed by CIK 0001761158

## Reporting persons
- BVCF IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,191,810; sole dispositive power 0; shared dispositive power 2,191,810; aggregate amount beneficially owned 2,191,810 (5.05% of the class)
  Comment: Notes to Rows 6, 8 and 9: See Item 2(a) below.
  
  Notes to Row 11: Based on 43,367,703 Ordinary Shares issued and outstanding of the Issuer as of November 27, 2024.
- BEYEOTECH: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,191,810; sole dispositive power 0; shared dispositive power 2,191,810; aggregate amount beneficially owned 2,191,810 (5.05% of the class)
  Comment: Notes to Rows 6, 8 and 9: See Item 2(a) below.
  
  Notes to Row 11: Based on 43,367,703 Ordinary Shares issued and outstanding of the Issuer as of November 27, 2024.
- BVCF IV GP, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,191,810; sole dispositive power 0; shared dispositive power 2,191,810; aggregate amount beneficially owned 2,191,810 (5.05% of the class)
  Comment: Notes to Rows 6, 8 and 9: See Item 2(a) below.
  
  Notes to Row 11: Based on 43,367,703 Ordinary Shares issued and outstanding of the Issuer as of November 27, 2024.
- Zhi Yang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 2,191,810; sole dispositive power 0; shared dispositive power 2,191,810; aggregate amount beneficially owned 2,191,810 (5.05% of the class)
  Comment: Notes to Rows 6, 8 and 9: See Item 2(a) below.
  
  Notes to Row 11: Based on 43,367,703 Ordinary Shares issued and outstanding of the Issuer as of November 27, 2024.

## Item 1. Issuer
Name of issuer: Oculis Holding AG
Address of issuer's principal executive offices: Bahnhofstrasse 7 Zug, V8, CH-6300

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) BVCF IV, L.P. ("Fund"), a limited partnership incorporated under the laws of the Cayman Islands, (ii) BEYEOTECH ("Beyeotech"), a company organized and existing under the laws of the Cayman Islands, (iii) BVCF IV GP, Ltd. ("GP"), a limited company incorporated under the laws of the Cayman Islands, and (iv) Mr. Zhi Yang, a director and sole shareholder of GP (Fund, Beyeotech, GP and Mr. Zhi Yang are collectively referred to as the "Reporting Persons").

Beyeotech directly holds the 2,191,810 Ordinary Shares being reported in this statement. Beyeotech is a wholly-owned subsidiary of Fund, GP is the general partner of Fund and Mr. Zhi Yang is the sole shareholder and director of GP.

GP, by virtue of it being the general partner of Fund, may be deemed to have voting control and investment discretion over the securities held by Beyeotech.

Mr. Zhi Yang, by virtue of being the director and sole shareholder of GP, may be deemed to have voting control and investment discretion over the securities held by Beyeotech.

Each of the Reporting Persons has entered into a Joint Filing Agreement, dated April 28, 2023, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The address of the principal business office of Beyeotech is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of the principal business office of each of Fund, GP and Mr. Zhi Yang is 763 Mengzi Road, Suite 2606, Shanghai, China 200023.
Citizenship: See Row 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of each cover page.
Percent of class: See Row 11 of each cover page.
Sole power to vote or to direct the vote: See Row 5 of each cover page.
Shared power to vote or to direct the vote: See Row 6 of each cover page.
Sole power to dispose or to direct the disposition: See Row 7 of each cover page.
Shared power to dispose or to direct the disposition: See Row 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement dated April 28, 2023

https://www.sec.gov/Archives/edgar/data/1761158/000119312523131200/d499516dex991.htm

## Signatures
- BVCF IV, L.P.: By: BVCF IV GP, Ltd., its general partner /s/ Zhi Yang, Zhi Yang/Director (02/11/2025)
- BEYEOTECH: /s/ Bernard Yang Feng, Bernard Yang Feng/Director (02/11/2025)
- BVCF IV GP, Ltd.: /s/ Zhi Yang, Zhi Yang/Director (02/11/2025)
- Zhi Yang: /s/ Zhi Yang, Zhi Yang (02/11/2025)